UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. [___])*

QIAO XING UNIVERSAL TELEPHONE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

G7303A109
(CUSIP Number)

December 2, 1998

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. G7303A109	SCHEDULE 13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HSBC Trustee (Cook Islands) Ltd, as trustee of The Qiao Xing Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cook Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,819,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,819,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,819,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.0%[1]
12		TYPE OF REPORTING PERSON (See Instructions) CO

[1]
Based on 29,648,836 shares of common stock outstanding as of October 25, 2007, as reported by the Issuer in its proxy statement for the annual general meeting of shareholders held on December 7, 2007.  The Issuer filed the proxy statement with the Securities and Exchange Commission on October 29, 2007.

Page 2 of 8 Pages

CUSIP No. G7303A109	SCHEDULE 13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wu Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,819,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,819,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,819,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.0%[2]
12		TYPE OF REPORTING PERSON (See Instructions) CO

2
Based on 29,648,836 shares of common stock outstanding as of October 25, 2007, as reported by the Issuer in its proxy statement for the annual general meeting of shareholders held on December 7, 2007.  The Issuer filed the proxy statement with the Securities and Exchange Commission on October 29, 2007.

Page 3 of 8 Pages

Item 1.

(a)	Name of Issuer.

Qiao Xing Universal Telephone, Inc.

(b)	Address of Issuer's Principal Executive Offices.

Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong
People’s Republic of China 516023

Item 2.

(a)	Name of Person Filing.

This statement is being jointly filed by HSBC Trustee (Cook Islands) Ltd (the “Trustee”), as trustee of The Qiao Xing Trust, a Cook Islands trust (the “Trust”), and Wu Holdings Limited, a British Virgin Islands company that is a wholly-owned subsidiary of the Trust (“Wu Holdings” and together with the Trustee, the “Reporting Persons”).  The securities whose beneficial ownership is reported on herein are held directly by Wu Holdings.

The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), because each of them is reporting as to the beneficial ownership of the same securities,  Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they constitute group within the meaning of Rule 13d-5(b) under the Act.

(b)	Address of Principal Business Office or, if none, Residence.

For the Trustee:

Bermuda House
Tutakimoa Road
Rarotonga
Cook Islands

For Wu Holdings:

20/F, 633 King's Road
North Point
Hong Kong

Page 4 of 8 Pages

(c)	Citizenship.

The Trustee is incorporated in the Cook Islands.
Wu Holdings is incorporated in the British Virgin Islands.

(d)	Title of Class of Securities.

Common stock, par value $0.001 per share.

(e)	CUSIP Number.

G7303A109.

Item 3.  If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 6,819,000.

(b)
Percent of Class:  23.0%  (based on 29,648,836 shares of common stock outstanding as of October 25, 2007, as reported by the Issuer in its proxy statement for the annual general meeting of shareholders held on December 7, 2007.  The Issuer filed the proxy statement with the Securities and Exchange Commission on October 29, 2007.)

Page 5 of 8 Pages

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: None.

(ii)	shared power to vote or to direct the vote: 6,819,000.

(iii)	sole power to dispose or to direct the disposition of: None.

(iv)	shared power to dispose or to direct the disposition of: 6,819,000.

  Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

  Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

  Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

  Item 8.  Identification and Classification of Member of the Group.

Not applicable.

  Item 9.  Notice of Dissolution of Group.

Not applicable.

  Item 10.  Certification.

Not applicable.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2008

For and on behalf of HSBC TRUSTEE (COOK ISLANDS) LTD, as Trustee of The Qiao Xing Trust by its Administrative Assistant HSBC TRUSTEE (HONG KONG) LTD

By:	/s/ Joanna NG
Joanna NG
Authorized Signatory

/s/ Joanna Chau
Joanna Chau
Authorized Signatory

WU HOLDINGS LIMITED

By:	/s/ Wu Ruilin
Wu Ruilin
Director

Page 7 of 8 Pages

Exhibit to Schedule 13G

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G, dated June 20, 2008 (the “Schedule 13G”), with respect to the common stock, par value $0.001 per share, of Qiao Xing Universal Telephone, Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13G and each such amendment.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 20th day of June 2008.

For and on behalf of HSBC TRUSTEE (COOK ISLANDS) LTD, as Trustee of The Qiao Xing Trust by its Administrative Assistant HSBC TRUSTEE (HONG KONG) LTD

By:	/s/ Joanna Ng
Joanna Ng
Authorized Signatory

By:	/s/ Joanna Chau
Joanna Chau
Authorized Signatory

WU HOLDINGS LIMITED

By:	/s/ Wu Ruilin
Wu Ruilin
Director

 Page 8 of 8 Pages